UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

3000 Solandt Road

Ottawa, Ontario, Canada K2K 2X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 99.1 to 99.6 included with this Report are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-255264).

Exhibit	Description

99.1	Equity Distribution Agreement dated May 11, 2021

99.2	Material Change Report dated May 11, 2021

99.3	Consent of DLA Piper (Canada) LLP

99.4	Consent of Torys LLP

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Consent of MNP LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: May 11, 2021	/s/ Trent MacDonald
Chief Financial Officer